THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

July 24, 2012

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2012, providing the Staff’s comments with respect to the above referenced Form 10-K and 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011

Business, page 2

1.

In future filings, please disclose an estimate of the amount spent during the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

THT Response: We will disclose in future filings the estimate of the amounts spent during the last two fiscal years on research and development activities. The detail information of the last two fiscal years and the first quarters of the last two years on research and development activities’ expenses are as follows:

THT Heat Transfer Technology, Inc.
July [*], 2012

	2011	2010	change
Material	697,173.66	589,045.19	18.36%
depreciation expense	247,507.72	246,579.68	0.38%
cost	399,914.77	467,869.84	-14.52%
salary	452,566.24	292,847.43	54.54%
total	1,797,162.40	1,596,342.13	12.58%

	1Q 2012	1Q 2011	change
Material	57,215.95	136,455.11	-58.07%
depreciation expense	78,055.34	61,644.92	26.62%
cost	27,521.77	80,835.03	-65.95%
salary	91,174.56	83,280.47	9.48%
total	253,967.63	362,215.53	-29.88%

Our Corporate Structure, page 3

2.

Please tell us how you exercise effective control over your PRC operating subsidiaries in light of the restrictions on foreign investment in China, including whether you have entered into any contractual arrangements with you PRC operating subsidiaries. We further note that your disclosure on page 20 suggests that you have not registered your operating entities in the PRC as Wholly Foreign-Owned Enterprises (“WFOEs”) or foreign-invested joint ventures and have not obtained the corresponding approval from MOFCOM. Please tell us why you do not believe such registration of your PRC operating subsidiaries is necessary, and please further explain your statement on page 28 that “the relevant parties did not fully disclose to the AIC, SAFE or MOFCOM the overall restructuring arrangements, the existence of the reverse acquisition, and its link with the Acquisition.” In future filings, please enhance your disclosure under “Our Corporate Structure” to explain how you exercise effective control over the subsidiaries.

THT Response: We have not entered into any contractual arrangements with our PRC operating subsidiaries. Mr. Guohong Zhao, our Chairman and CEO and a founder of Siping Juyuan, and other founders of Siping Juyuan are our controlling stockholders. We exercise effective control over our subsidiaries through common ownership of the public company and the PRC subsidiaries. We will disclose how we exercise effective control over the subsidiaries in our future filings.

1. Siping Juyuan, our PRC subsidiary, is duly organized as a wholly foreign-owned enterprise with limited liability and validly existing under the laws of the PRC. Star Wealth acquired the 100% equity interests of Siping Juyuan on June 8, 2009. All the necessary PRC governmental authorizations were duly obtained in connection with this acquisition, including:

THT Heat Transfer Technology, Inc.
July [*], 2012

(1) Approval for Equity Merger of Siping Juyuan Han Yang Plate Heat Exchanger Co., Ltd by Star Wealth International Holdings Limited to Establish the Foreign-invested Enterprise (Ref. Ji Jing Ju Shen Ban Zi [2009] 46) issued by the Economic Technology Cooperation Bureau of Jilin Province on May 31 2009;

(2) Certificate of Approval for Establishment of Enterprises with Investment of Taiwan, Hong Kong, Macao, and Oversea Chinese in the People’s Republic of China (Ref. Shang Wai Zi Ji Fu Zi [2009] 0019) issued by People’s Government of Jilin Province on June 1 2009;

(3) Business License (Registration No. 220300000002398) issued by Jilin Province Administration for Industry and Commerce on June 8, 2009.

In accordance with M&A Rule, the approval from MOFCOM is required when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). But with respect to the Star Wealth’s acquisition of Siping Juyuan’s 100% equity interest, Star Wealth, a corporation incorporated in Hong Kong, is not established or controlled, directly or indirectly by Mr. Guohong Zhao and other original shareholders; the Star Wealth’s actually controller was Ms. Jinghua Zhao by then. Therefore, the approval from MOFCOM is not required for Star Wealth’s acquisition of the 100% equity interests in Siping Juyuan; and the above-mentioned approvals from the above authorities constituted lawful and valid and necessary PRC governmental authorizations for Star Wealth’s acquisition of the 100% equity interests in Siping Juyuan.

Because there isn’t clear definition of Round-trip Investment under M&A Rule, and the relevant regulatory authorities have not issued corresponding explanation of this matter, therefore there are ambiguous understandings regarding the definition of Round-trip Investment. So theoretically speaking, because at the end of the transactions the PRC Individuals became the majority owners of a foreign entity that acquired ownership of Siping Juyuan and Beijing Juyuan, there exists the possibility that the PRC regulatory authorities determine that the whole transactions constitute a Round-trip Investment. Therefore we disclosed the relevant risk on Page 20 and 28, though in reality, MOFCOM has never issued approval concerning Round-trip Investment, neither has any PRC regulatory authority revoked the approval which is issued by itself and further requires the approval from MOFCOM, and the possibility that Star Wealth’s acquisition of the equity interests in Siping Juyuan will be viewed as a Round-trip Investment and an approval from MOFCOM will be required is very low. However, we cannot assure you that the PRC regulatory authorities will not amend or explain or adjust the M&A Rule further in the future.

To date, Siping Juyuan has not received any letter or notice from the above-mentioned authorities to revoke the above-mentioned approvals, and the above-mentioned approvals still remain lawful and valid.

2. Beijing Juyuan is duly organized as a Sino-foreign joint venture and validly existing under the laws of the PRC. All the following necessary PRC governmental authorizations were duly obtained in connection with the incorporation of Beijing Juyuan:

THT Heat Transfer Technology, Inc.
July [*], 2012

(1) Reply Regarding Approval of Joint Venture Contract and Articles of Association of Beijing Juyuan Han Yang Heat Exchange Equipment Co., Ltd (Ref. Chao Shang Fu Zi [2005] No. 1395) issued by Beijing City Chao Yang District Commercial Bureau on August 19 2005

(2) Certificate of Approval for Establishment of Foreign-Invested Enterprises (Ref. Shang Wai Zi Jing Zi [2005] No.05425) issued by People’s Government of Beijing Municipal City on August 22 2005;

(3) Business License (Ref. Qi He Jing Zong Zi No. 027241) issued by Beijing City Administration for Industry and Commerce September 20 2005.

3. To sum up, both Siping Juyuan and Beijing Juyuan are duly organized as foreign-invested enterprises with limited liability and validly existing under the laws of the PRC. Both Siping Juyuan and Beijing Juyuan have duly obtained all necessary PRC governmental authorizations concerning the incorporation and each alteration, including those from the competent ministry of commerce, administration of industry and commerce, and SAFE. And to date, all the approvals, authorizations and filings have not been revoked or questioned.

But since Mr. Guohong Zhao and the founders have exercised their options and they have become the controlling stockholders, pursuant to the Regulation of the People’s Republic of China on Foreign Exchange Administration and Measures for the Administration of Individual Foreign Exchange and Circular 75, Mr. Guohong Zhao and the founders are required to filings with competent SAFE for their equity interest in the overseas entities. According to Siping Juyuan’s statement, it has requested Mr. Guohong Zhao and the founders to register with the relevant branch of SAFE in connection with their equity interests in overseas entities, and Mr. Guohong Zhao and the founders have started communication with the competent branch of SAFE and the preparation of corresponding documents.

3.

In future filings, please revise your corporate structure chart to include the 25% ownership of Beijing Juyuan Hanyang by Hanyang International GmbH, including any ownership interests of your officers, directors or other affiliates in Hanyang International GmbH. Please also include any contractual arrangements among the entities in the structure chart.

THT Response: We will disclose in future filings our corporate structure chart to include the 25% ownership of Beijing Juyuan Hanyang by Hanyang International GmbH. There is no ownership interests of our officers, directors or other affiliates in Hanyang International GmbH and no contractual arrangements among the entities in the structure chart.

THT Heat Transfer Technology, Inc.
July [*], 2012

Our Industry, page 4

4.

It appears that much of the disclosure in this section remains the same as the disclosure in your Form 10-K for the year ended December 31, 2009. In particular, we note that you continue to cite many of the same statistics, including in “Our Competitive Strengths” and “Our Growth Strategy.” For example, you use statistics from 2009, state that investment in energy savings in China is “expected” to reach $20.8 billion in 2011, and you have the same disclosure regarding the implementation of your “new workshop.” In future filings, please update your disclosure throughout the business section so that it presents the information that is relevant and accurately reflects the current state of your business for the most recently completed fiscal year, including taking into account material developments in the industry and economic environment.

THT Response: We will update the disclosure in future filings and accurately reflect the material development in the industry and economic environment.

Customers, page 13

5.

We note your list on page 13 showing some of your customers and the projects in which your products have been used. However, we note that most of these customers do not appear in the table of your top ten customers, suggesting that the customers in the list (starting with the Beijing 2008 Olympics) represent less than 1% of your sales revenues. Please advise us as to how you selected such companies (by contribution to total revenue, etc.). To the extent that you wish to keep this list of companies in your Form 10-K, please provide context for the disclosure, including describing the dates that these customers purchased your products and the amount of revenue contributed by such customers.

THT Response: We selected the top ten customers based on the contract value currently. The projects listed in the table are some typical projects for some well known enterprises completed by our company from 1998 to 2011. But these enterprises didn’t rank among the top ten customers of the Company in 2011 and we will delete this part in future filings.

Risk Factors, page 21

General

6.

As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures. Please show us supplementally what your revised disclosures will look like in future filings.

THT Heat Transfer Technology, Inc.
July [*], 2012

THT Response: We will add the following risk factor in our future filings:

Our auditor, like other independent registered public accounting firms operating in China, is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as such, our investors currently do not have the benefits of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by U.S. law to undergo regular inspections by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC.

Our auditors have been last inspected by the PCAOB in 2010. As our auditors are located in Hong Kong, a special administrator region of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, there is no guarantee that the PCAOB will be allowed to inspect the audit work and practices of our auditors, like other registered audit firms operating in China, in the future.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

THT Heat Transfer Technology, Inc.
July [*], 2012

We face risks related to general domestic and global economic conditions . . ., page 21

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect . . ., page 25

7.

In future filings, please revise this risk factor to provide examples of how any specific changes in economic factors or policies of the PRC government have impacted your financial results. For example, we note that in 2011 the PRC government tightened fiscal policies in response to concerns regarding inflation, and that there was a general slowdown in the economy. Please include such specific developments, to the extent material, in your risk factors in future filings.

THT Response: We will disclose detailed information regarding economic environment and government policy in the risk factor in future filings.

Properties, page 32

Land Use Rights, page 32

8.

We note your disclosure in Note 3 to the financial statements that during 2011 the company prepaid $4,315,550 for the purchase of a land use right, but, as of December 31, 2011, the company had not obtained title to the land use right yet. However, it does not appear that you have included a description of this land use right in the discussion on page 32. Please advise us as to the purpose of the purchase of the land use right. Please include similar disclosure, as necessary, of any material purchases of land use rights, in future filings.

THT Response: During the period that we were preparing the annual report, we were in the process of obtaining the certificate of the land use right. On July 10, 2012, we obtained this certificate from the Chinese government. The total area of the land is 100,247 square meters. We plan to construct a new plant on this land and will disclose relevant information regarding the land in our future filings.

Legal Proceedings, page 32

9.

You disclose that you are currently not aware of any such legal proceedings or claims that you believe will have a material adverse effect on your business, financial condition or operating results. In future filings, please revise your discussion to address the expected effect on your cash flows, as well.

THT Response: More than 80% of our customers are state-owned enterprises and we have maintained a long-term cooperation with them. As of the first quarter of 2012, we had the provision for bad debt in the amount of $1.66 million and we will disclose it in detail in future filings.

THT Heat Transfer Technology, Inc.
July [*], 2012

Management’s Discussion and Analysis of Financial Condition and Results… page 34

General

10.	Please enhance your MD&A to include the following:

On page 18, you discuss the restrictions on the ability of your PRC subsidiaries to make dividends and other payments to its offshore parent company. On page 28, you also discuss the risk factor surrounding your PRC subsidiaries’ ability to make dividends and other distributions to you. Please also describe your cash flows between your PRC subsidiaries and you and their form(s), including if they are in the form of royalties or management fees. Please also describe any restrictions, if any, as they move through your various subsidiaries up to THT Heat Transfer Technology, Inc.; and

THT Response: Other than that the PRC subsidiaries pay all the service fees to maintain the public company status of THT Heat Transfer Technology, Inc., there is no cash flows between our PRC subsidiaries and the Company. There is no restriction for cash flow to move through various subsidiaries up to THT Heat Transfer Technology, Inc.

In your liquidity and capital resources, please discuss any restrictions on your ability or your subsidiaries’ ability to declare dividends and the impact of these restrictions on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5- 04 and 12-04 of Regulation S-X.

THT Response: PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Given that the Company and the PRC subsidiaries do not intend to pay dividends for the foreseeable future, we consider the impact of restrictions on our liquidity, financial condition and results of operations is not significant.

THT Heat Transfer Technology, Inc.
July [*], 2012

Please show us supplementally what your revised disclosures will look like in future filings.

Principal Factors Affecting our Financial Performance, page 34

11.

We note that your disclosure in this section appears relatively generic, brief and out of date. In particular, we note that the disclosure is the same as the disclosure that appears in the Form 10-K for the fiscal years ended December 31, 2009 and December 31, 2010, and that it fails to account for significant recent developments, such as the economic slowdown in China or the tightening of fiscal monetary policies. As an example, we note that your sales have been impacted by the slowdown in China’s economy, as evidenced by the decreased sales of your products in the first quarter of 2012, including the 70% decrease in sales of shell-and-tube heat exchangers as disclosed in your Form 10-Q for the fiscal period ended March 31, 2012. Please revise your disclosure in future filings to provide a comprehensive overview of the factors that management focuses on in evaluating the financial condition and operating performance of your business, including a current analysis of known trends, demands, events and uncertainties.

THT Response: We will add additional factors affecting our financial performance in future filings, including but not limited to, demand for heat exchanger products, China’s economic environment and government policy.

Liquidity and Capital Resources, page 37

General

12.	Please clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Refer to Item 303(a)(1) of Regulation S- K.

THT Response: We can use our land as collateral to borrow approximately $7.91 million. In addition, we have approximately $3.16 million credit line from Bank of Communications.

Operating Activities, page 37

13.

You indicate that net cash used in operating activities was $13.05 million for 2011 compared with $2.36 million for 2010. You indicate that the increase in net cash used in operating activities was mainly due to an increase in inventories of $14.94 million and a decrease in trade receivables of 3.15 million. In future filings please provide the following:

THT Heat Transfer Technology, Inc.
July [*], 2012

Please expand your disclosure to discuss the underlying reasons for changes in working capital components, with specific discussions for trade receivable, bill receivable, other receivables, prepayments and deposits, inventories, trade payables and other payables and accrued expenses, as applicable;

THT Response: We will expand our disclosure as follows:

Net cash used in operating activities was $13.05 million for 2011, compared with $2.36 million for 2010. The increase in net cash used in operating activities was mainly due to (1) an increase in inventories of $14.94 million; (2) a decrease in trade receivables of $3.15 million. The increase in inventories was caused by China’s tightened credit policy which led our customers to delay their payment and postpone delivery schedules and (3) an increase in trade payables of $3.81 million was mainly in anticipation of the production requirements for the upcoming year.

Given the impact of the changes in your trade receivables and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements; and

THT Response:

We will consider adding the following disclosures:

In 2010, the days sales outstanding of account receivable and inventory are 165 days and176 days. In 2011, the days sales outstanding of account receivable and inventory are 190 days and 368 days. Account receivable increased significantly because the review cycle of government projects in heating industry is very long and it results in our customers delayed payment. The long collection cycle is also common in China’s heat exchange industry. In addition, China’s tightened credit policy also led our customers to delay their payment and delivery schedules.

Increased inventory was mainly due to the significant increase in our goods in process which increased approximately $12.66 million from 2010 to 2011. The increase of goods in process was mainly attributable to China’s tightened credit policy which led our customers to delay their payment and delivery schedules.

Please provide a comprehensive explanation as to why your inventory increased substantially at December 31, 2011 and March 31, 2012 particularly in light of the declines in sales during the interim period ended March 31, 2012.

THT Response: Inventories increased by $18.82 million, or 137.27%, to $32.53 million in 2011 from $13.71 million in 2010. Inventories were $32.21 million in the first quarter in 2012. Increased inventory was mainly due to the significant increase in our goods in process which increased approximately $12.66 million from 2010 to 2011. The increase of goods in process was mainly attributable to China’s tightened credit policy which led our customers to delay their payment and delivery schedules.

THT Heat Transfer Technology, Inc.
July [*], 2012

Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosures will look like in future filings. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Financing Activities, page 38

14.

It appears that you have approximately $15.5 in loan obligations that are due in 2012, including $7.85 million due in June 2012. However, we note that as of March 31, 2012, you only had cash and cash equivalents of $1.86 million. Please advise how you intend to meet you current loan obligations, including whether you have entered into, or intend to enter into, any amendments to your bank loan agreements.

THT Response: As of June, 2012, we had account receivables in the amount of US$39.55 million. We adopted the following measures to improve the accounts receivable collection:

1.	Set up a special collection department;

2.	Require sales staff must to settle the advance payment by the end of the current year;

3.	Lower the credit rating for customers who don’t pay us within the time limit, control and adjust their deliveries and assign a specialist to their company for collecting money.

The Company collected approximately US$4.75 million per month in the first half of the year.

As of June 30, 2012, we repaid the bank loan of US$7,855,000, US$3,142,000 and US$942,600 to Industrial and Commercial Bank of China, Agricultural Bank of China and China Development Bank respectively.

As of June 30, 2012, we used account receivable as collateral and borrowed US$9.50 million and US$3.16 million from China Construction Bank and Agriculture Bank of China respectively. The loan duration is one year. The total bank loan of our company is approximately US$21.67 million. At the same time, we have a credit line from the Communications Bank in the amount of approximately US$3.16 million.

We anticipate that cash on hand, and borrowing capacity under our bank loans will be sufficient to satisfy our ongoing obligations.

THT Heat Transfer Technology, Inc.
July [*], 2012

Obligations Under Material Contracts, page 38

15.

We note your disclosure that you have no material obligations to pay cash or deliver cash to any other party, except for the loan obligations disclosed. However, we note your disclosure on page 32 that you currently lease nine real properties, which suggests that, at a minimum, you have operating lease obligations. Please advise us as to any other material obligations you have regarding known contractual obligations in addition to your bank loans.

THT Response: These nine offices are sales and service centers. The average rental cost of all nine offices is approximately US$10,000 each quarter quarter. We didn’t disclose it since the amount is not significant. We don’t have any other material obligations.

Critical Accounting Policies, page 39

16.	Please expand your critical accounting policies to address the following areas:

Types of assumptions underlying the most significant and subjective estimates;

Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;

A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003. Please show us supplementally what your revised disclosures will look like in future filings.

THT Heat Transfer Technology, Inc.
July [*], 2012

THT Response:

We have reviewed your comment and its guidance elements, as well as SEC Release Nos. 33-8098 and 33-8040, as well as Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003., and provided our critical accounting policies addressing the areas identified in your above comments, as applicable, in our supplemental response below:

“Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. If actual results were to differ materially from the estimates made, the reported results could be materially affected. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Allowance for Doubtful Accounts

We present trade receivables, net of allowances for doubtful accounts, to ensure trade receivables are not overstated due to uncollectible accounts. Allowances, when required, are calculated based on a detailed review of certain individual customer accounts and an estimation of the overall economic conditions affecting our customer base. We review a customer’s credit history before extending credit. Our allowance for doubtful accounts was $2.23 million at December 31, 2011 compared to $ 1.42 million at December 31, 2010. The $0.81 million increase/decrease was due to the significant increase in our account receivable. If the financial condition of our customers were to deteriorate further based on worsening overall economic conditions, resulting in an impairment of their ability to make payments to us, then additional allowances may be required in future periods, which would adversely affect our financial performance.

Inventory Obsolescence

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders as well as industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the our inventory valuation analysis. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of our primary raw material is subject to fluctuations based on global supply and demand. Our management continually monitors the changes these purchase prices, including advances to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. We have not experienced any material inventory write-downs before.

THT Heat Transfer Technology, Inc.
July [*], 2012

Income Taxes

Our provision for income taxes is determined using the applicable statutory rate for each jurisdiction. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and tax credit carryovers. Our deferred tax asset was $0.25 million and $0.16 million at December 31, 2011 and 2010, respectively. We record a valuation allowance against our deferred tax assets to reduce the net carrying value to an amount that we believe is more likely than not to be realized. As a result, Management recorded a valuation allowance against the deferred tax asset of $0.23 million and $0.15 million at December 31, 2011 and 2010, respectively. If we reduce the valuation allowance against our available deferred tax asset, our operating results and financial condition will be positively affected in future periods.

THT Heat Transfer Technology, Inc.
July [*], 2012

Depreciable Lives of Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its estimated economic useful life. Economic useful life is the duration of time an asset is expected to be productively employed by us, which may be less than its physical life. Assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, contract life, market demand, competitive position, raw material availability, and geographic location.

The estimated economic useful life of an asset is monitored to determine its appropriateness, especially in light of changed business circumstances. For example, changes in technology, changes in the estimated future demand for products, or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In these cases, we would depreciate the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis.

Net property, plant and equipment totaled $15.04 million and depreciation expense totaled $3.90 million as of and for the year ended December 31, 2011, respectively. Net property, plant and equipment totaled $0.94 million and depreciation expense totaled $2.75 million as of and for the year ended December 31, 2010, respectively.

These depreciable lives have been determined based on historical experience combined with judgment on future assumptions such as technological advances, potential obsolescence, competitors’ actions, etc. Management monitors its assumptions and may potentially need to adjust depreciable life as circumstances change.

Impairment of Long-Lived Assets

Long-lived assets which include property, plant, and equipment and land use rights are grouped for impairment testing at the lowest level for which there is an identifiable cash flow. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such circumstances would include a significant decrease in the market value of a long-lived asset grouping, a significant adverse change in the manner in which the asset grouping is being used or in its physical condition, a history of operating or cash flow losses associated with the use of the asset grouping, or changes in the expected useful life of the long-lived assets. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by that asset group is compared to the carrying value to determine whether impairment exists. If an asset group is determined to be impaired, the loss is measured based on the difference between the asset group’s fair value and its carrying value. An estimate of the asset group’s fair value is based on the discounted value of its estimated cash flows. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

THT Heat Transfer Technology, Inc.
July [*], 2012

The assumptions underlying cash flow projections represent our best estimates at the time of the impairment review. Factors that we must estimate include industry and market conditions, sales volume and prices, costs to produce, etc. Changes in key assumptions or actual conditions that differ from estimates could result in an impairment charge. Management believes it uses reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

Directors, Executive Officers and Corporate Governance, page 41

17.	In future filings, please disclose when Mr. Jingxun Chen became a member of your Board of Directors.

THT Response: Mr. Jingxun Chen was appointed as a director and chairman of the audit committee on March 15, 2012. We will disclose the information in future filings.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 48

18.

Your disclosure indicates that no officers or directors aside from Guohong Zhao beneficially own any shares of your common stock as of March 28, 2012. However, we note that the reports filed pursuant to Section 16(a) of the Exchange Act suggest that certain officers and directors do beneficially own shares of common stock. For example, on March 27, 2012, a Form 3 was filed indicating that Jingxun Chen was the beneficial owner of 24,667 shares of common stock. Please ensure that in future filings you accurately disclosure the security ownership of your officers and directors as required by Item 403 of Regulation S-K.

THT Response: We will accurately disclose the security ownership of our officers and directors in future filings.

Transactions with Related Persons, page 49

19.

We note your statement that you do not have any transactions with related persons that are required to be disclosed. However, we note the disclosure in Note 12 to the financial statements that Mr. Guohong Zhao guaranteed your unsecured bank loans as of December 31, 2011 and 2010, and received 2% of the loan balance as compensation for acting as guarantor. We note similar disclosure in Note 13 regarding your long-term loan, but it is unclear as to the identity of the third party that acted as guarantor. In future filings, please include these transactions or similar transactions in your disclosure in this section, or alternatively, please tell us why you are not required to do so. See Item 404(d) of Regulation S-K.

THT Heat Transfer Technology, Inc.
July [*], 2012

THT Response: The guarantee was jointly provided by Guohong Zhao and the Bonding Company of Jilin Province (“the third party”). The compensation of 2% of the loan balance was received by the third party. Mr. Zhao didn’t receive any compensation, but he and the third party were jointly and severally liable. In future filings, we will revise the disclosure to further clarify that the 2% fee is paid to the third party.

Financial Statements

Income Tax, page F-19

20.

You disclose that you have not recognized a deferred tax liability for the undistributed earnings of your non-U.S. subsidiaries as of December 31, 2011. Please revise your disclosure to include the cumulative amounts of undistributed earnings of non-U.S. subsidiaries for each period presented in accordance with ASC 740-30-50-2b. Please show us supplementally what your revised disclosures will look like in future filings.

THT Response: The amount of undistributed earnings of non-U.S. subsidiaries which may be subject to tax upon distribution was approximately $21.9 million as of December 31, 2011. In future filings, we will revise the disclosure as follows.

No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $21.9 million at December 31, 2011. A distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

Make Good Escrow Agreement, page F-24

21.

Pursuant to the Make Good Escrow Agreement, if you fail to report after tax net income of certain amounts, the escrow agent will transfer the make good shares to the investors on a pro rata basis. The make good shares are calculated based on a formula based on after tax net income multiplied by 50% of the escrow shares. It appears that your Make- Good Escrow agreement may represent an obligation to issue a variable number of shares. In this regard, please tell us what consideration you gave to ASC 480-10-25-14 in determining the appropriate accounting for this agreement.

THT Heat Transfer Technology, Inc.
July [*], 2012

THT Response: We have duly considered any potential impact of ASC 480-10-25-14 on the Make Good Escrow agreement, and as the agreement provides that the shares put in Escrow are the shares held by Mr. Guohong Zhao, the Company has no obligation to issue new shares if the target net income is not met for the relevant periods. Any transfer will be between Mr. Zhao and the Investors and therefore is not a liability of the Company.

Form 10-Q for the Period Ended March 31, 2012

General

22.	Please address the above comments in your interim filings as well, as applicable.

THT Response: We will address the above comments in our interim filings.

The company hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Jianjun He
Jianjun He
Chief Financial Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Fang Liu, Esq.